Fremont Mortgage Securities Corporation
2727 East Imperial Highway
Brea, California 92821
July 6, 2006
VIA EDGAR/FAX
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Hanna Teshome

Re:	Fremont Mortgage Securities Corporation
Registration Statement on Form S-3
File No. 333-132540
Ladies and Gentlemen:
Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Fremont Mortgage Securities Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, as amended, to 5:00 p.m. on Tuesday, July 11, 2006, or as soon thereafter as practicable.
In connection with this request for effectiveness, the Company acknowledges the following:
(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, FREMONT MORTGAGE SECURITIES CORPORATION
By:	/s/ Jeffrey F. Crusinberry
Name:	Jeffrey F. Crusinberry
Title:	Vice President